FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 20, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

WBD Foods OJSC reports the approval of the following interested party transactions at the meeting of the Board of Directors of WBD Foods OJSC, the resolutions of the meeting being adopted by remote voting (by poll):

1.                                       WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Kharkov Dairy OJSC performance by the latter of its monetary obligations under a credit agreement with CB Citibank ZAO to the sum of the credit, 376,000 U.S. dollars (beneficiary: Kharkov Dairy OJSC);

2.                                       WBD Foods OJSC will guarantee to CB Citibank ZAO on behalf of Kiev City Dairy No. 3 OJSC performance by the latter of its monetary obligations under a credit agreement with CB Citibank ZAO to the sum of the credit, 1,315,000 U.S. dollars (beneficiary: Kiev City Dairy No. 3 OJSC);

3.                                       WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Kiev City Dairy No. 3 OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 538,457 euros (beneficiary: Kiev City Dairy No. 3 OJSC);

4.                                       WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Lianozovo Dairy OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 576,659 euros (beneficiary: Lianozovo Dairy OJSC);

5.                                       WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Lianozovo Dairy OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 620,572 euros (beneficiary: Lianozovo Dairy OJSC);

6.                                       WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Siberian Milk OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 545,994 euros (beneficiary: Siberian Milk OJSC);

7.                                       WBD Foods OJSC will guarantee to AC Associated Contractors SA on behalf of Timashevsk Dairy OJSC performance by the latter of its monetary obligations under an equipment supply contract with AC Associated Contractors SA to the sum of 540,704 euros (beneficiary: Timashevsk Dairy OJSC);

8.                                       WBD Foods OJSC will provide the debtor (Roska OJSC) with a loan in the amount of 11,438,297.00 (eleven million four hundred thirty-eight thousand two hundred ninety-seven) rubles (beneficiary: Roska OJSC);

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       November 20, 2002